EXHIBIT 99.1

Red Robin Issues Statement in Response to Vintage Capital Management

GREENWOOD VILLAGE, CO – February 27, 2020 – Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB) (“Red Robin” or the “Company”) today issued the following statement in response to the nomination by Vintage Capital Management, LLC (“Vintage”) of four director candidates to stand for election to the Red Robin Board of Directors at the Company’s 2020 Annual Meeting of Stockholders. Red Robin issued the following statement:

The Red Robin Board and management team are committed to acting in the best interests of the Company and all shareholders. Maintaining a strong, independent Board that serves the best interests of our shareholders, team members, guests, franchisees and partners remains a top priority. We regularly engage with our shareholders on a range of issues and value their input. Members of the Board and management team have engaged in multiple discussions with Vintage, and we intend to continue the dialogue.

Over the past year, the Board has taken decisive actions to ensure we have the right leadership team and Board in place to position the Company for long-term success. In October 2019, Paul J.B. Murphy III was appointed as President and Chief Executive Officer, and over the past seven months, the Company has appointed five new highly qualified directors, four of whom are independent – Tom Conforti, G.J. Hart, David Pace and Allison Page, along with Mr. Murphy. These individuals possess significant restaurant, consumer and retail experience relevant to the Company’s business and track records of leading successful transformations to create shareholder value. The new directors add valuable financial expertise and experience leading public companies and round out the Board’s diverse, balanced skillset, strongly positioning Red Robin as it continues to execute on its strategic plan.

Given the significant undervaluation of our stock price as compared to our strategic plan, and the recent unusual trading in our stock, we intend to implement our share repurchase program in the near term pursuant to our authorization.

The Red Robin Board and management team remain focused on executing the Company’s strategic plan while accelerating Red Robin’s turnaround and transforming the business to drive value for all shareholders. The Company continues to make measurable progress towards its stated 2021 - 2023 goals, underscored by the second consecutive quarter of comparable restaurant revenue growth in the fourth quarter and consistent improvements in key financial, operating and guest metrics under Mr. Murphy’s leadership. Red Robin has identified several clear strategic initiatives and capital allocation policies that it believes will drive profitable, sustainable growth while enabling the Company to de-lever and return significant capital to shareholders.

The Board’s Nominating and Governance Committee will carefully review Vintage’s proposed director nominees and present its formal recommendation regarding director candidates in the Company’s proxy materials, which will be filed with the Securities and Exchange Commission and mailed to all shareholders eligible to vote at the 2020 Annual Meeting of Stockholders. The date of Red Robin’s 2020 Annual Meeting of Stockholders has not yet been announced.

The Red Robin transformation is already underway. Read more here.

About Red Robin
Red Robin Gourmet Burgers, Inc. (www.redrobin.com), a casual dining restaurant chain founded in 1969 that operates through its wholly-owned subsidiary, Red Robin International, Inc., and under the trade name Red Robin Gourmet Burgers and Brews, is the Gourmet Burger Authority™, famous for serving more than two dozen craveable, high-quality burgers with Bottomless Steak Fries® in a fun environment welcoming to Guests of all ages. Whether a family dining with kids, adults grabbing a drink at the bar, or teens enjoying a meal, Red Robin offers an unparalleled experience for its Guests. In addition to its many burger offerings, Red Robin serves a wide variety of salads, soups, appetizers, entrees, desserts, and signature beverages. Red Robin offers a variety of options behind the bar, including its extensive selection of local and regional beers, and innovative adult beer shakes and cocktails, earning the restaurant a VIBE Vista Award for Best Beer Program in a Multi-Unit Chain Restaurant. There are more than 560 Red Robin restaurants across the United States and Canada, including locations operating under franchise agreements. Red Robin… YUMMM®! Connect with Red Robin on Facebook, Instagram, and Twitter.

Forward-Looking Statements
Forward-looking statements in this press release are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions believed by the Company to be reasonable and speak only as of the date on which such statements are made. Except as required by law, the Company undertakes no obligation to update such statements to reflect events or circumstances arising after such date, and cautions investors not to place undue reliance on any such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements based on a number of factors, including but not limited to the following: the effectiveness of the Company’s strategic initiatives, including the effectiveness of the Company’s affordability, service improvement, technology, and off-site initiatives to drive traffic and sales; the ability to increase labor productivity through alternative labor models, and to train the Company's workforce for service execution complexities related to growth of multiple revenue streams in the restaurant; and other risk factors described from time to time in the Company’s Form 10-K, Form 10-Q, and Form 8-K reports (including all amendments to those reports) filed with the U.S. Securities and Exchange Commission.

Solicitation of Proxies
Red Robin Gourmet Burgers, Inc. (“Red Robin”) intends to file a proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for its 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”). RED ROBIN STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Red Robin with the SEC without charge from the SEC’s website at www.sec.gov.

Certain Information Regarding Participants
Red Robin, its directors and certain of its executive officers may be deemed to be participants in connection with the solicitation of proxies from Red Robin’s stockholders in connection with the matters to be considered at the 2020 Annual Meeting. Information regarding the ownership of Red Robin’s directors and executive officers in Red Robin common shares is included in their SEC filings on Forms 3, 4, and 5, which can be found through the SEC’s website at www.sec.gov. Information can also be found in Red Robin’s other SEC filings. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contacts

For investor relations questions:
Raphael Gross, ICR
(203) 682-8253

For media questions:
Jim Golden / Tim Lynch / Aura Reinhard
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449